SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

At the 46th Ordinary General Meeting of Shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 26, 2007, the following agenda was approved by the shareholders of KEPCO;

Agenda

1.      Shareholders’ approval of the non-consolidated balance sheets, income statements and the proposed appropriation of retained earnings as of or for the fiscal year ended December 31, 2006, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP.

*  Preliminary, unaudited, non-consolidated financial statements as of or for the fiscal year ended December 31, 2006, prepared  in accordance with Korean GAAP were filed at the SEC’s website at www.sec.gov on March 8, 2007.

2. Selection of the president of KEPCO
Nominee	Age	Term of office	Nationality
Lee, Won-Gul	58	3 years	Republic of Korea

Mr. Lee, Won-Gul received a B.A. in public administration from Sungkyunkwan University and previously served as Vice Minister for Energy of the Ministry of Commerce, Industry and Energy.

As a result of the resolution above, KEPCO will make the dividend payment in the aggregate amount of KRW621,081,746,000 for the fiscal year 2006 to its shareholders who are registered in the shareholders registry as of December 29, 2006. The declared dividend per share is KRW1,000.

Pursuant to the Commercial Code of The Republic of Korea, KEPCO is planning to pay the declared dividend within one month from March 26, 2007 when the resolution is passed at the Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jong-kwang Hong
Name:	Jong-kwang Hong
Title:	Treasurer

Date: March 26, 2007